UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 17 )*

THE HALLWOOD GROUP INCORPORATED

(Name of Issuer)

Common Stock, par value $0.10 per Share

(Title of Class of Securities)

406364 30 7

(CUSIP Number)

Anthony J. Gumbiner

3710 Rawlins, Suite 1500

Dallas, Texas 75219

Copy to:

W. Alan Kailer, Esq.

Hunton & Williams LLP

1445 Ross Avenue, Suite 3700

Dallas, Texas 75202-2799

(214) 468-3342

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 6, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 406364 30 7

(1)	Names of reporting persons. Hallwood Trust
(2)	Check the appropriate box if a member of a group. (see instructions) (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Source of funds (see instructions). WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Island of Jersey, Channel Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,001,575 shares of common stock
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,001,575 shares of common stock
(11)	Aggregate amount beneficially owned by each reporting person. 1,001,575 shares of common stock
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.7%
(14)	Type of reporting person (see instructions) CO

CUSIP No. 406364 30 7

(1)	Names of reporting persons. Anthony Joseph Gumbiner
(2)	Check the appropriate box if a member of a group. (see instructions) (a) ☐ (b) ☐
(3)	SEC use only.
(4)	Source of funds (see instructions). PF
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e). ☐
(6)	Citizenship or place of organization. Great Britain
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power. 0
	(8)	Shared voting power. 1,001,575 shares of common stock
	(9)	Sole dispositive power. 0
	(10)	Shared dispositive power. 1,001,575 shares of common stock
(11)	Aggregate amount beneficially owned by each reporting person. 1,001,575 shares of common stock
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 65.7%
(14)	Type of reporting person (see instructions) IN

Schedule 13D

This Amendment No. 17 to Schedule 13D amends the Schedule 13D (the “Schedule 13D”), filed by Hallwood Trust (formerly the Alpha Trust), a trust formed under the laws of the Island of Jersey, Channel Islands (the “Trust”), and Anthony J. Gumbiner, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the “Act”). Unless otherwise indicated, all capitalized terms used, but not defined herein, have the meanings ascribed to such terms in the Schedule 13D. “No material changes” means no material changes to the response contained in the Schedule 13D previously filed.

Item 1. Security and Issuer.

This Amendment No. 17 to Schedule 13D relates to the Common Stock, par value $0.10 per share (the “Shares”), of The Hallwood Group Incorporated, a Delaware corporation (the “Company”), and amends and supplements all information contained in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated in its entirety as follows:

(a) The persons on whose behalf this statement is filed are the Trust and Anthony J. Gumbiner. The trustee of the Trust is Hallwood Company Limited, a corporation filed under the laws of Nevis (“HCL”). Mr. Gumbiner, his wife Marie Magdeleine Gumbiner, Mark Lowndes and Jeremy Agace are directors of HCL and Mr. Gumbiner and his wife are the executive directors of HCL. The Trust owns the Shares through Hallwood Financial Limited (“Hallwood Financial”), a corporation organized under the laws of the British Virgin Islands that is wholly owned by the Trust. Mr. Gumbiner, his wife Marie Magdeleine Gumbiner and Gert Lessing, are directors of Hallwood Financial and Messrs. Gumbiner and Lessing are the executive directors of Hallwood Financial.

(b) The business address of each of the persons identified in paragraph (a) is 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

(c) Anthony J. Gumbiner is Chairman of the Board and Chief Executive Officer of the Company and certain of its affiliates. The Company operates its principal business in the textile products industry through its wholly owned subsidiary, Brookwood Companies Incorporated. The principal executive offices of the Company are located at 3710 Rawlins, Suite 1500, Dallas, Texas 75219.

Marie Magdeleine Gumbiner is not employed.

Mark Lowndes is a Solicitor.

Jeremy Agace is retired.

Gert Lessing is a director of Hallwood Financial.

(d) None of the persons identified in paragraph (a) have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the persons identified in paragraph (a) have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(a).

Anthony J. Gumbiner is a citizen of the United Kingdom.

Marie Magdeleine Gumbiner is a citizen of France.

Mark Lowndes is a citizen of New Zealand.

Jeremy Agace is a citizen of the United Kingdom.

Gert Lessing is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented by adding the following after the final paragraph thereof:

The Reporting Persons anticipate that funding for the Proposal (as defined in Item 4 below) will be from the working capital and personal funds of Hallwood Financial and its affiliates. The Reporting Persons will contribute substantially all of their Shares to the acquisition vehicle. The description of the Proposal set forth in Item 4 below is incorporated by reference in its entirety into this Item 3.

Item 4. Purpose of the Transaction

Item 4(a)—(j) is amended to include the following:

The Reporting Persons previously filed Amendment No. 16 to the Schedule 13D.

On November 6, 2012, Mr. Gumbiner delivered a letter (the “Proposal Letter”) to the outside members of the Board of Directors of the Company in which he proposed that Hallwood Financial would acquire, by merger, all of the Shares of the Company at a purchase price of $10.00 per Share in cash (the “Proposal”).

As described in the Proposal Letter, the Reporting Persons anticipate that the Company will establish a special committee (the “Special Committee”) of independent directors to consider the Proposal on behalf of the Company’s public stockholders and to make a recommendation to the full Board of Directors, and that the Special Committee will retain its own independent legal and financial advisors to assist in its review of the Proposal. The Proposal Letter states that the merger agreement will provide that the transaction will be subject to a non-waivable condition requiring the approval of a majority of the Shares of the Company that are not directly or indirectly owned by the Reporting Persons.

Mr. Gumbiner stated in the Proposal Letter that in its capacity as a stockholder of the Company Hallwood Financial is interested only in acquiring the Shares of the Company that it does not currently own, and that in such capacity it has no interest in a disposition or sale of its interest in the Company, nor is it Hallwood Financial’s intention, in its capacity as a stockholder, to vote in favor of any alternative sale, merger or similar transaction involving the Company.

No assurances can be given that a transaction will be consummated. As described in the Proposal Letter, no binding obligation on the part of the Company or the Reporting Persons shall arise with respect to the Proposal or any transaction unless and until such time as definitive documentation satisfactory to Hallwood Financial and recommended by the Special Committee and approved by the Board of Directors is executed and delivered. Hallwood Financial reserves the right to modify or withdraw the Proposal Letter at any time.

If the Proposal is effected, it would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, the delisting of Shares from the NYSE Amex and the Shares becoming eligible for termination of registration pursuant to Section 12(g) of the Act.

The summary above is qualified in its entirety by reference to the Proposal Letter, attached as Exhibit 2, which is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer

Item 5 is amended to include the following:

By virtue of the relationships reported under Item 2 of this statement, the Trust and Mr. Gumbiner may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by Hallwood Financial. None of the individuals identified in Item 2, other than Mr. Gumbiner, beneficially own any Shares of the Company. No other material changes.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer.

Item 6 is amended to include the following:

The description of the Proposal in Item 4 above is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Item 7 is amended to include the following:

Exhibit 1	Joint Filing Agreement, dated November 8, 2012

Exhibit 2	Proposal Letter dated November 6, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HALLWOOD TRUST

By:	Hallwood Company Limited, Trustee

By:	/s/ Anthony J. Gumbiner
	Name:	Anthony J. Gumbiner
	Title:	Director

/s/ Anthony J. Gumbiner
Anthony J. Gumbiner

Date: November 8, 2012